UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

THE GOLDFIELD CORPORATION

(Name of Subject Company)

THE GOLDFIELD CORPORATION

(Name of Person Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

381370105

(CUSIP Number of Class of Securities)

Stephen R. Wherry

Acting Co-Chief Executive Officer

The Goldfield Corporation

1684 W. Hibiscus Boulevard

Melbourne, Florida 32901

(321) 724-1700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Robert S. Matlin, Esq.

K&L Gates LLP

599 Lexington Avenue

New York, New York 10022

(212) 536-4066

This Amendment No. 3 (“Amendment No. 3”) amends Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by The Goldfield Corporation, a Delaware corporation (“Goldfield” or the “Company”), with the Securities and Exchange Commission on December 1, 2020 (as amended and supplemented from time to time, and including the documents annexed thereto or incorporated therein the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by FR Utility Services Merger Sub, Inc., a Delaware corporation (“Acquisition Sub”) and a wholly owned subsidiary of FR Utility Services, Inc., a Delaware corporation (“FR Utility”), which is an affiliate of First Reserve Fund XIV, L.P., a Cayman Islands limited partnership, to purchase all of the issued and outstanding shares of Goldfield’s common stock, par value of $0.10 per share (the “Shares”), at a purchase price equal to $7.00 per Share, net to the seller in cash without interest and less any applicable withholding taxes (the “Offer Price”), upon the terms and conditions set forth in the offer to purchase, upon the terms and subject to the conditions set forth in the in the offer to purchase, dated December 1, 2020 (together with any amendments or supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), a copy of which is attached as Exhibit (a)(1)(B).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 3. This Amendment No. 3 should be read together with the Schedule 14D-9. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by restating the section titled “Legal Proceedings” in its entirety as follows:

On December 4, 2020, Shiva Stein, a purported stockholder of the Company, filed a lawsuit against the Company and members of the Company’s board of directors (the “Board”) (together, “Company Defendants”) in the United States District Court for the District of Delaware captioned Shiva Stein v. The Goldfield Corporation, David P. Bicks, Harvey C. Eads, Jr., John P. Fazzini, Danforth E. Leitner, and Stephen L. Appel, Case No. 1:20-cv-01656-UNA (the “Stein Complaint”). The Stein Complaint alleges that the Schedule 14D-9 omits material information or contains misleading disclosures and that, as a result, (a) all Company Defendants violated Section 14(e) of the Exchange Act, (b) all Company Defendants violated Section 14(d)(4) of the Exchange Act, and (c) each member of the Board violated Section 20(a) of the Exchange Act as control persons. As relief, the Stein Complaint seeks, among other things, (1) to enjoin the proceeding and consummation of the Offer and the Merger unless or until the Company Defendants file revised disclosures; (2) in the event the Offer and the Merger are consummated, rescission, setting it aside, or awarding rescissory damages; (3) an accounting of all damages suffered; and (4) plaintiff’s attorneys’ and experts’ fees and expenses.

On December 7, 2020, Hector Llorens, a purported stockholder of the Company, filed a lawsuit against the Company Defendants in the United States District Court for the Southern District of New York captioned Hector Llorens v. The Goldfield Corporation, David P. Bicks, Harvey C. Eads, Jr., John P. Fazzini, Danforth E. Leitner, and Stephen L. Appel, Case No. 1:20-cv-10297 (the “Llorens Complaint”). The Llorens Complaint alleges that the Schedule 14D-9 omits material information or contains misleading disclosures and that, as a result, (a) all Company Defendants violated Section 14(e) of the Exchange Act, (b) all Company Defendants violated Section 14(d)(4) of the Exchange Act, (c) each member of the Board violated Section 20(a) of the Exchange Act as control persons and (d) each member of the Board breached their fiduciary duty of candor/disclosure. As relief, the Llorens Complaint seeks, among other things, (1) to enjoin the proceeding and consummation of the Offer unless or until the Company Defendants file revised disclosures; (2) an accounting of all damages suffered; and (3) plaintiff’s attorneys’ and experts’ fees and expenses.

On December 9, 2020, Joseph T. Mauser, a purported stockholder of the Company, filed a lawsuit against the Company Defendants in the United States District Court for the Southern District of New York captioned Joseph T. Mauser v. The Goldfield Corporation, David P. Bicks, Harvey C. Eads, Jr., John P. Fazzini, Danforth E. Leitner, and Stephen L. Appel, Case No. 1:20-cv-10370 (the “Mauser Complaint”). The Mauser Complaint alleges that the Schedule 14D-9 omits material information or contains misleading disclosures and that, as a result, (a) all Company Defendants violated Section 14(d)(4) of the Exchange Act, and (b) each member of the Board violated Section 20(a) of the Exchange Act as control persons.. As relief, the Mauser Complaint seeks, among other things, (1) a declaration that the Schedule 14D-9 is materially false or misleading; (2) to enjoin the proceeding and consummation of the Merger unless or until the Company Defendants file revised disclosures; (3) in the event the Merger are consummated, rescission, setting it aside, or awarding rescissory damages; (4) an accounting of all damages caused and any special benefits obtained as a result of the alleged breaches of fiduciary duties; and (5) plaintiff’s attorneys’ and experts’ fees and expenses.

On December 9, 2020, Ron Suokko, a purported stockholder of the Company, filed a lawsuit against the Company Defendants in the United States District Court for the Southern District of New York captioned Ron Suokko v. The Goldfield Corporation, David P. Bicks, Harvey C. Eads, Jr., John P. Fazzini, Danforth E. Leitner, and Stephen L. Appel, Case No. 1:20-cv-10387 (the “Suokko Complaint”). The Suokko Complaint alleges that the Schedule 14D-9 omits material information or contains misleading disclosures and that, as a result, (a) all Company Defendants violated Section 14(e) of the Exchange Act, (b) all Company Defendants violated Section 14(d)(4) of the Exchange Act, and (c) each member of the Board violated Section 20(a) of the Exchange Act as control persons and (d) each member of the Board breached their fiduciary duty of candor/disclosure. As relief, the Suokko Complaint seeks, among other things, (1) to enjoin the proceeding and consummation of the Offer and the Merger unless or until the Defendants file revised disclosures; (2) an accounting of all damages suffered; and (3) plaintiff’s attorneys’ and experts’ fees and expenses.

On December 9, 2020, Lewis D. Baker, a purported stockholder of the Company, filed a lawsuit against the Company Defendants, FR Utility and Acquisition Sub (together, “Defendants”) in the United States District Court for the District of Delaware captioned Lewis D. Baker v. The Goldfield Corporation, David P. Bicks, Harvey C. Eads, Jr., John P. Fazzini, Danforth E. Leitner, Stephen L. Appel, FR Utility Services, Inc., and FR Utility Services Merger Sub, Inc., Case No. 1:20-cv-01672-UNA (the “Baker Complaint”). The Baker Complaint alleges that the Schedule 14D-9 omits material information or contains misleading disclosures and that, as a result, (a) all Defendants violated Section 14(e) of the Exchange Act, (b) all Defendants violated Section 14(d)(4) of the Exchange Act, and (c) each member of the Board and FR Utility violated Section 20(a) of the Exchange Act as control persons. As relief, the Baker Complaint seeks, among other things, (1) to enjoin the proceeding and consummation of the Offer and the Merger; (2) in the event the Offer and the Merger are consummated, rescission, setting it aside, or awarding rescissory damages; (3) directing the members of the Board to file revised disclosures; (4) a declaration that the Defendants violated the specified securities laws; and (5) plaintiff’s attorneys’ and experts’ fees and expenses.

In each of the above-referenced complaints, the alleged omissions of material information or misleading disclosures relate to, among other things, certain financial data and analyses underlying Stifel’s opinion, and that the failure to adequately disclose such information constitutes a violation of the Exchange Act and/or the Board’s fiduciary duties under Delaware law.

Goldfield believes the claims asserted in the above-referenced complaints are without merit.

Additional complaints may be filed against Goldfield, the Board, FR Utility and/or Acquisition Sub in connection with the transactions contemplated by the Merger Agreement, the Schedule TO and the Schedule 14D-9.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

THE GOLDFIELD CORPORATION

By:	/s/ STEPHEN R. WHERRY
Name: Stephen R. Wherry

Title: Acting Co-Chief Executive Officer, Senior Vice President, Chief Financial Officer, Treasurer and Assistant Secretary

(Co-Principal Executive Officer and Principal Financial and Accounting Officer)

Dated: December 10, 2020